UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-04369	                              August 31, 2003

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE 	      DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

FBR Total Return Bond Fund (formerly The FBR Rushmore Fund, Inc.)
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4. Address of principal executive office (number,street,city,state,zip code):

4922 Fairmont Avenue
Bethesda, MD 20814
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






INDEPENDENT REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The FBR Rushmore Fund, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that FBR Total Return Bond Fund of The FBR Rushmore Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2003, and with respect to agreement of security purchases and sales, for the period from July 16, 2003 (the date of our last examination), through August 31, 2003:

Confirmation of all securities held by FBR National Bank and Trust (the "Bank") in book entry form for the account of the Fund;

Confirmation from the Bank that the securities held for the account of the Fund were held for the account of the Bank by Mellon Bank N.A. ("Mellon") or Deutsche Bank ("Agents") as agents for the Bank;

Confirmation with the Agents of all securities held by the Agents in book entry form for the account of the Bank;

Reconciliation of all such securities to the books and records of the Bank and the Fund; and

Agreement of one security purchase and one maturity since our last report from the books and records of the Fund to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that FBR Total Return Bond Fund of The FBR Rushmore Fund, Inc. complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of FBR Total Return Bond Fund of The FBR Rushmore Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Baltimore, Maryland
October 28, 2003





Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of FBR Total Return Bond Fund of The FBR Rushmore Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2003, and from July 16, 2003 (the date of Deloitte & Touche LLP's last examination) through August 31, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003, and from July 16, 2003 (the date of Deloitte & Touche LLP's last examination), through August 31, 2003, with respect to securities reflected in the investment account of FBR Total Return Bond Fund of The FBR Rushmore Fund, Inc..


FBR Total Return Bond Fund of The FBR Rushmore Fund, Inc.
By:


\s\ Webb C. Hayes

Webb C. Hayes IV
Chairman of the Board


\s\ Susan L. Silva

Susan L. Silva
Controller